Exhibit 99.1

Positive FDA Meeting Outlines Path Ahead for Akari Therapeutics’s Coversin

in Hematopoietic Stem Cell Transplant-Related Thrombotic Microangiopathy

(HSCT-TMA)

-	HSCT-TMA trial in pediatric patients expected to start Q4 2019 following recent FDA feedback

NEW YORK and LONDON, March 13, 2019 – Akari Therapeutics, Plc (Nasdaq: AKTX), a biopharmaceutical company focused on innovative therapeutics to treat orphan autoimmune and inflammatory diseases where the complement and/or leukotriene systems are implicated, announces that it had a successful Type B, pre-IND meeting with the Food and Drug Administration (FDA) regarding Akari’s proposed pivotal clinical trial program for pediatric hematopoietic stem cell transplant-related thrombotic microangiopathy (HSCT-TMA). HSCT-TMA is an orphan condition with an estimated fatality rate of more than 80% in children with the severe disease.1

A framework for the trial design was agreed to with the FDA in which the response to Coversin of selected, clinically meaningful treatment variables would be the primary endpoint in the proposed pivotal trial. These responder endpoints were based on work done by Sonata Jodele, M.D., a world-leading expert in treating pediatric HSCT-TMA.

In September 2018, Akari announced, in relation to treatment variables, that in the first two patients treated with Coversin as part of a UK named patient program, it had observed a rapid reduction of the markers of complement activation as well as normalization of markers that are elevated in thrombotic microangiopathy (TMA). These markers include platelet count, red blood cell fragments, thrombocytopenia, elevated lactate dehydrogenase (LDH) and hypertension.

Clive Richardson, interim CEO of Akari Therapeutics, said, “Akari plans to commence a trial in European and U.S. pediatric HSCT-TMA patients in the fourth quarter of 2019. We see HSCT-TMA as a gateway indication into a range of other poorly treated orphan TMAs, and are enthusiastic about the potential of Coversin to offer an improved standard of care for patients with these rare and usually fatal conditions.”

About Akari Therapeutics

Akari is a biopharmaceutical company focused on developing inhibitors of acute and chronic inflammation, specifically for the treatment of rare and orphan diseases, in particular those where the complement (C5) or leukotriene (LTB4) systems, or both complement and leukotrienes together, play a primary role in disease progression. Akari's lead drug candidate, Coversin, is a C5 complement inhibitor that also independently and specifically inhibits leukotriene B4 (LTB4) activity. Coversin is currently being clinically evaluated in four indications: bullous pemphigoid (BP), atopic keratoconjunctivitis (AKC), atypical hemolytic uremic syndrome (aHUS), and paroxysmal nocturnal hemoglobinuria (PNH). Akari believes that the dual action of Coversin on both C5 and LTB4 may be beneficial in AKC, BP, and aHUS. Akari is also developing other biopharmaceuticals, including longer acting versions of Coversin.

1 Sonata Jodele, et al. New approaches in the diagnosis, pathophysiology, and treatment of pediatric hematopoietic stem cell transplantation associated thrombotic microangiopathy. Transfus Apher Sci . 2016 April; 54(2): 181–190

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this press release constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions, expectations, strategies and prospects as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions, expectations or strategies will be attained or achieved. Furthermore, actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control. Such risks and uncertainties for our company include, but are not limited to: needs for additional capital to fund our operations, our ability to continue as a going concern; uncertainties of cash flows and inability to meet working capital needs; an inability or delay in obtaining required regulatory approvals for Coversin and any other product candidates, which may result in unexpected cost expenditures; our ability to obtain orphan drug designation in additional indications; risks inherent in drug development in general; uncertainties in obtaining successful clinical results for Coversin and any other product candidates and unexpected costs that may result therefrom; difficulties enrolling patients in our clinical trials; failure to realize any value of Coversin and any other product candidates developed and being developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; inability to develop new product candidates and support existing product candidates; the approval by the FDA and EMA and any other similar foreign regulatory authorities of other competing or superior products brought to market; risks resulting from unforeseen side effects; risk that the market for Coversin may not be as large as expected; risks associated with the departure of our former Chief Executive Officers and other executive officers; risks related to material weaknesses in our internal controls over financial reporting and risks relating to the ineffectiveness of our disclosure controls and procedures; risks associated with the putative shareholder class action and SEC investigation; inability to obtain, maintain and enforce patents and other intellectual property rights or the unexpected costs associated with such enforcement or litigation; inability to obtain and maintain commercial manufacturing arrangements with third party manufacturers or establish commercial scale manufacturing capabilities; the inability to timely source adequate supply of our active pharmaceutical ingredients from third party manufacturers on whom the company depends; unexpected cost increases and pricing pressures and risks and other risk factors detailed in our public filings with the U.S. Securities and Exchange Commission, including our most recently filed Annual Report on Form 20-F filed with the SEC on July 18, 2018. Except as otherwise noted, these forward-looking statements speak only as of the date of this press release and we undertake no obligation to update or revise any of these statements to reflect events or circumstances occurring after this press release. We caution investors not to place considerable reliance on the forward-looking statements contained in this press release.

For more information

Investor Contact:

Peter Vozzo

Westwicke Partners

(443) 213-0505

peter.vozzo@westwicke.com

Media Contact:

Sukaina Virji / Nicholas Brown / Lizzie Seeley

Consilium Strategic Communications

+44 (0)20 3709 5700

Akari@consilium-comms.com